IMMEDIATE

3 November 1999

51/99

BHP ANNOUNCES SALE OF BHP ENGINEERING

The Broken Hill Proprietary Company Limited (BHP) today agreed to sell BHP Engineering to the Canadian-based Hatch Group, with the sale expected to be effective 8 November 1999.

BHP Engineering is a wholly owned subsidiary of BHP. The sale is part of the Company's ongoing global asset portfolio review and will result in the transfer of all BHP Engineering staff, about 900 Engineering employees and contractors, to the Hatch Group.

The transaction ensures the cost-effective delivery of world class engineering services and ongoing access to key engineering personnel for BHP's operations and activities globally. Importantly, it provides greater career opportunities for BHP Engineering employees in a recognised engineering business.

BHP Services President Kirby Adams said: "As a natural resources company, BHP recognised it was not the natural owner of the BHP Engineering business. The agreement ensures the Company maintains access to the engineering capabilities it requires without having to own that business.

"The sale to Hatch is designed to optimise service delivery to BHP operations and other customers, taking into account their current and future requirements. The enlarged Hatch organisation is represented worldwide and will have the industry-specific capabilities to support BHP's needs."

Mr Adams said the sale would provide an opportunity for BHP Engineering employees to enhance their widely acknowledged skills and experience. "There is an alignment of purpose between Hatch and where we had planned to guide BHP Engineering," he said.

"BHP Services is focused on achieving leading commercial solutions for our customers and we look forward to our ongoing alliance with the Hatch organisation."

Hatch President and CEO Ron Nolan said "We are delighted to have reached an agreement with BHP and look forward to maintaining a very close relationship with the Company in the future."

Mr Nolan said: "For us the key to this move was the calibre of the BHP Engineering people. They will broaden and deepen the range of specialist skills we can offer worldwide, enhancing the Hatch group as a recognised market leader.

"We will be meeting with BHP Engineering staff as soon as we can, but it is already clear that there is an alignment in culture and strategic intent and a clear focus on customer needs. This is a major step for Hatch and we're very excited about the future," he said

Hatch is a global supplier of technical and strategic services, including consulting, process development, engineering, project management and construction, to the mining metallurgical industries worldwide.

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Pierre Hirsch

BHP Investor Relations

San Francisco

Tel: +1 415 774 2030

(NB: Attached are background profiles for both BHP Engineering and Hatch.)

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BACKGROUND NOTES

BHP ENGINEERING
  BHP Engineering is one of Australia's leading engineering companies working with both BHP and non-BHP customers to provide engineering and project management services which deliver better business results.
  BHP Engineering is a wholly-owned subsidiary of The Broken Hill Proprietary Company Ltd.
  Approximately 900 Engineering employees and contractors.
  Key products and services include:
    Project and construction management
    Mining, minerals processing and materials handling
    Hot metal making, casting, rolling, coating and processing
    Power and oil and gas processing
    Infrastructure (rail, ports, water, mining, civil/geotechnical)
    Maintenance engineering
    Environment and risk engineering
    Land technologies and
    Electrical power systems.
  BHP Engineering has offices in Melbourne, Sydney, Brisbane, Perth, Wollongong, Newcastle in Australia, and offices in Manila (Philippines), Antofagasta (Chile), Shanghai (PRC) and New Delhi (India)

HATCH

  Hatch is a leading international consulting, engineering, information systems, project management and construction organisation offering services in the mining, metals, infrastructure and energy industries.
  2,300 employees
  Headquarters near Toronto, Canada and a network of 30 permanent offices worldwide located in Canada, USA, Europe, South Africa, South America, South East Asia and Australia.
  Hatch has been active in Australia for many years, providing engineering to mining and metals companies and recently established an Australian operation dedicated to building a permanent presence and continued growth in Australia.
  Annual worldwide fees and technology sales of approximately $200m
  Projects in 80 countries
  The units and affiliates of the Hatch Group provide a full range of technology driven, value-adding solutions and services to clients in the mining, minerals, metals, manufacturing, infrastructure and energy sectors.
  The employee owned organisation is designed around five Groups:
    Consulting to Management
    Process Group
    Design Group
    Project Management & Construction
    Advanced Systems Group
  Programs and projects under management have an aggregate value in excess of

$6 billion.

  Hatch was the first major engineering firm in North America to have its management systems certified on ISO 9001, and was named in 1996, 1997 and 1998 as one of the 50 Best Managed Private Companies in Canada.

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